Delisting Determination,The Nasdaq Stock Market, LLC,
October 6, 2017, DragonWave Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of DragonWave Inc.
(the Company), effective at the opening of the trading session on October 16, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1).
The Company was notified of the Staffs determination on April 20, 2017. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
June 6, 2017, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the toal of regaining compliance with Listing Rule 5550(b)(1).
However, the Company was
unable to meet the exception milestones as required.
On July 31, 2017, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on August 2, 2017.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on September 14, 2017.